INDEPENDENT ACCOUNTANTS' REPORT

To the Audit Committee of the Board of Trustees of
	Cappiello-Rushmore Trust:
We have examined management's assertion about
Cappiello-Rushmore Trust's (the "Trust") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 (the "Act") as of December
13, 1999, included in the accompanying
Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 13, 1999, and with respect to agreement of security purchases and sales, for the period from July 19, 1999 (the date of our last examination) through December 13, 1999:

*  Confirmation of all securities held by Rushmore
Trust and Savings, FSB ("Rushmore Trust") in book entry form for the account of the Trust;

* Confirmation from Rushmore Trust that the securities held for the account of the Trust were held for the account of Rushmore Trust by Mellon
Bank, N.A. ("Mellon"), as agent for Rushmore
Trust;

* Confirmation with Mellon of all securities held by Mellon in book entry form for the account of Rushmore Trust;

* Confirmation with brokers that all purchases and sales outstanding were in agreement with the Trust's records;

* Reconciliation of all such securities to the books and records of the Rushmore Trust and the Trust;
and

* Agreement of selected security purchases and security sales since our last report from the books and records of the Trust to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that Cappiello-Rushmore Trust was in compliance with the requirements of subsections (b) and (c) of Rule
17f-2 of the Investment Company Act of 1940 as of December 13, 1999 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Cappiello-Rushmore
Trust, the Board of Trustees and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP
Princeton, New Jersey
January 20, 2000






Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940


We, as members of management of The Cappiello-
Rushmore Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by
Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of December 13, 1999 and from July 19, 1999
(the date of Deloitte & Touche LLP's last examination) through December 13, 1999.
Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December
13, 1999 and from July 19, 1999 (the date of
Deloitte & Touche LLP's last examination) through
December 13, 1999, with respect to securities reflected in the investment accounts of The
Cappiello-Rushmore Trust

Frank A. Cappiello
Chairman



Timothy N. Coakley
Vice President